November 5, 2014

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Re: NPS Pharmaceuticals, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2013
      Filed February 18, 2014
      File No. 000-23272

Ladies and Gentlemen:

This letter is in response to the comment of the staff (the "Staff") of the Securities and Exchange Commission ("Commission") raised in the Staff's letter dated October 23, 2014 (the "Comment Letter") with respect to the Staff's review of the above-referenced filings of NPS Pharmaceuticals, Inc. ("we" or "NPS"). Set forth below is the Company's response to the Staff's comment. To facilitate your review, each of the Staff's comments is reprinted in italics below.

Form 10-K for the Fiscal Year Ended December 31, 2013

Notes to the Consolidated Financial Statements

(10) Takeda Termination and Transition Agreement, page 86

1. Please provide your analysis to support your accounting for the Takeda Termination and Transition Agreement.

Company Response:

The Company respectfully submits to the Staff the following analysis for the Takeda Termination and Transition Agreement.

Original Nycomed License Agreements:

For informational purposes, the following is a brief summary of the Revestive and parathyroid hormone 1-84 ("PTH") license agreements.

Revestive License Agreement

In September 2007, we entered into a license agreement with Nycomed ("Revestive License Agreement") in which we granted Nycomed the right to develop and commercialize teduglutide, outside the United States, Canada and Mexico for the treatment of gastrointestinal disorders.

U.S. Securities and Exchange Commission
November 5, 2014

We were entitled to receive a royalty from Nycomed, net of related payments to the licensor of certain intellectual property, that represents a percentage (i) in the teens of Nycomed net sales of teduglutide during the longer of the first ten years of sales in a particular country or the expiration of certain patents in such country, and (ii) in the single-digits thereafter until twenty years of sales in a particular country. The Revestive License Agreement was effective on a country-by-country basis for the longer of twenty years from first commercial sale in the country or the expiration of the last patent in the country.

Although Revestive was approved for sale in Europe in 2012, it was never launched. We obtained U.S. Food and Drug Administration approval in the U.S. in December 2012 for teduglutide under the trade name Gattex. We began commercial sales of Gattex in March 2013.

PTH License Agreement

In a separate transaction, in 2004, we signed a distribution and license agreement with Nycomed (the "2004 PTH License Agreement") in which we granted Nycomed the right to develop and market Preotact® in Europe. Preotact is the brand name that Nycomed has used to market PTH for the treatment of osteoporosis in certain of its licensed territories. We are developing PTH in the U.S. under the trade name Natpara for the treatment of hypoparathyroidism.

The 2004 PTH License Agreement required Nycomed to pay us up to €22.0 million in milestone payments upon regulatory approvals and achievement of certain sales targets. We were also entitled to royalties on product sales. In July 2007, we entered into a new license agreement with Nycomed which superseded the 2004 agreement ("2007 PTH License Agreement"), pursuant to which we granted Nycomed the right to commercialize Preotact in all non-U.S. territories, excluding Japan and Israel. The 2007 PTH License Agreement contains milestone and royalty payment obligations which were similar to those under the 2004 License Agreement.

The 2007 PTH License Agreement is effective on a country-by-country basis for the longer of fifteen years from first commercial sale in the country or the expiration of the last patent in the county. It also provided that if Nycomed reasonably determined it had no prospects for making a reasonable profit under the 2007 PTH License Agreement, and the parties were unable to agree to terms on a renegotiated agreement within eight weeks of Nycomed's notice to NPS, Nycomed had the right to terminate the 2007 PTH License Agreement. Upon termination by Nycomed, all ownership rights to the Preotact trademark previously transferred to Nycomed would revert back to us, and certain regulatory authorizations would also be transferred to us.

U.S. Securities and Exchange Commission
November 5, 2014

In July 2007, the Company entered into an agreement with DRI Capital, or DRI, in which we sold to DRI our right to receive future royalty payments arising from sales of PTH under the 2007 PTH License Agreement. In connection with this agreement, we granted DRI a security interest in the 2007 PTH License Agreement for Preotact and certain of its patents and other intellectual property. We were also prohibited from modifying the terms of the 2007 PTH License Agreement without the prior written consent of DRI. The proceeds were accounted for as non-recourse debt, as disclosed in note 9(b) of our audited financial statements.

In a separate transaction in 2011, Takeda acquired Nycomed.

Takeda Termination and Transition Agreement

In 2012, Takeda was having technical production issues with PTH as referenced in our second quarter 2012 Form 10-Q filed on August 2, 20121 and our Annual Report on Form 10-K2 for the year ended December 2012, filed on February 21, 2013. In early 2013, Takeda approached us to discuss the termination of the 2007 PTH License Agreement due to the technical production issues discussed above and the fact that they believed the product was not commercially viable. Shortly thereafter, and for unrelated business reasons we began negotiations with Takeda to acquire the Revestive product rights along with the PTH and Revestive active pharmaceutical ingredient ("API") inventory owned by Takeda. We believed this would provide us with a business purpose to begin to develop a European footprint.

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1 Due to a technical production issue, Nycomed is presently unable to have product meeting specifications manufactured and the Company has been informed that as a result Nycomed expects to experience an out-of-stock situation for Preotact beginning in certain countries from August 2012. Nycomed has taken a number of actions to resolve the manufacturing issue and to accelerate a return to normal supply situation.

2 .....the decrease in royalty revenue was primarily due to a technical production issue whereby, Takeda is presently unable to have batches of finished product manufactured that are consistently within specification and we have been informed that as a result Takeda is no longer selling Preotact in their territories. We understand that Takeda has taken a number of actions to resolve the manufacturing issue and to accelerate a return to normal supply situation. We have not received any information as to when or if Takeda will re-introduce Preotact in the future. Because we previously monetized our Preotact royalty rights as non-recourse debt, declines in Preotact sales will impact our royalty revenues but will have no material impact on our short-term liquidity.

U.S. Securities and Exchange Commission
November 5, 2014

On March 18, 2013, we entered into a Termination and Transition Agreement (the "Termination Agreement"), with Takeda wherein (i) Takeda unilaterally terminated the 2007 PTH License Agreement without consideration pursuant to section 16.2 of that agreement indicating that they believed the product was not commercially viable, and (ii) NPS reacquired the Revestive product rights and, accordingly, the Revestive License Agreement was terminated by mutual agreement, and (iii) NPS acquired Revestive and PTH API.

As consideration for the termination of the Revestive License Agreement and the purchase of the above referenced API inventory, Takeda received $50.0 million worth of NPS common stock at a per share price of $8.24 (based upon an average share price of NPS common stock over a designated 30-day trading period) or 6,067,961 common shares of NPS common stock. However, on completion of the transaction (March 18, 2013), the NPS common stock was trading at $9.04, which resulted in the consideration paid by us to Takeda being valued at $54.9 million for accounting purposes. Also, Takeda can earn an additional $30.0 million milestone payment in the first calendar year that combined worldwide net sales of both products exceed $750 million.

Accounting Treatment

We considered ASC 805 and the definition of a business, as noted below, in analyzing the accounting treatment for the Termination Agreement

Definition of business under ASC 805-10-55-4:

A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

  Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.
  Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs."

U.S. Securities and Exchange Commission
November 5, 2014

  Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

In connection with the Termination Agreement, in addition to the product rights and related API, the following were also transferred to us:

  Trademarks, logos and domain names,
  Patent and patent applications,
  Immaterial equipment (such as freezers),
  API manufacturing batch records
  Preliminary Revestive product launch plans and information on patient populations, which were specific to Takeda and were not relevant to our commercial strategy
  Takeda agreed to work with third-parties to assign selected contracts to us that would provide access to the manufacturing of API, quality control and fill and packaging arrangements.
  Takeda would provide a few days of access, to certain of its employees, to effect the transfer of the above items.

We did not hire any personnel or assume any liabilities from Takeda.

We believe the group of assets, or inputs acquired was absent several key inputs and substantially all the key processes and activities needed to integrate with inputs to produce, or be capable of producing, outputs. The most important missing inputs, processes and activities include:

  Employees - no employees were transferred from Takeda as part of the transaction, and we did not hire any Takeda employees post transaction with knowledge of commercialization or manufacturing.
  Commercial Team - we had to source, interview, screen and hire the entire commercialization team, (including commercial executive management, regional executive managers, country general managers, field sales force) finance, regulatory, quality, legal, human resources, medical affairs, supply chain, and other personnel. We also had to develop and implement processes for expense reporting and reimbursement, including establishing contracts and compensation programs, and develop an international corporate structure to support the ex-US business.

U.S. Securities and Exchange Commission
November 5, 2014

  Pricing and reimbursement - Although Revestive was approved in the EU, pricing and reimbursement agreements for the individual countries in the EU had not been negotiated and set. Establishing a pricing and governmental reimbursement rate in Europe is generally performed on a country-by-country basis and is a critical component to commence the sale of a commercial product in this territory. This process is often elongated with orphan drugs (such as Revestive), which are sold at a premium price.
  Warehousing, logistics and distribution - we did not acquire or assume any warehousing, inventory management, or logistics contracts or capabilities, manufacturing sites or related know-how and had to put a supply chain in place, including warehousing, inventory and order-to-cash management services.
  Customer contracts and relationships - we acquired no customer contracts or relationships in the transaction, and had to establish our own new contracts and relationships with distributors, wholesalers, specialty distributors, specialty pharmacies and group purchasing organizations that make up our customer base.
  Infrastructure - We did not acquire any IT systems, leases, facilities, financial reporting structure or contracts that would assist us with selling.

Given the limited inputs and lack of any acquired activities and processes, we believed the asset group acquired did not contain the elements necessary to be deemed a business. The fact that it took us in excess of fifteen months to construct the missing processes to allow us to make our first sale of Revestive, further amplifies the limited nature of the assets acquired from Takeda and the significant resources and effort required by us to develop processes to generate outputs.

We also considered the guidance in ASC 805-10-55 regarding market participant viewpoint. Specifically:

805-10-55-5 - To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements - inputs and processes applied to those inputs, which together are or will be used to create outputs. However, a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example by integrating the business with their own inputs and processes.

U.S. Securities and Exchange Commission
November 5, 2014

805-10-55-8 - Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business.

While the matter of whether a market participant would be capable of operating the acquired set of inputs as a business is somewhat subjective, we believe that in our situation the missing activities and processes as noted above are pervasive and significant such that it is clear that a market participant would not be able to reasonably continue the business without a substantial amount of incremental effort and build-out of the activities and processes, similar to the efforts we had to undertake.

We further considered the following two excerpts from both E&Y and KPMG's business combination guidance regarding the definition of a business:

If a market participant, which in many cases would be a competitor of the acquirer, would have the missing inputs or processes, or could easily replace or replicate the missing inputs and processes (i.e., the missing elements are not more than minor), the acquired set is likely a business. However, if the acquired set has no processes (e.g., only assets, and no activities, were acquired); the acquired set in most cases would not constitute a business.4

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If the acquired assets and activities include only inputs (and thus do not include processes), the acquired set generally would be accounted for as an asset acquisition rather than as a business, as the acquisition of a business usually involves the acquisition of inputs and some processes to be applied to those inputs.4

The above is relevant to our situation given the items we acquired through the Termination Agreement were largely inputs only. We believe that a market participant, or competitor of ours, would not have the ability to readily replace the missing processes in this transaction, as the missing elements are more than minor, particularly given no activities or processes were acquired as part of this transaction. Moreover, the missing processes and activities take time to construct as a result of the high degree of specificity inherent in orphan drug products (such as Revestive).

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3 Ernst & Young publication dated November 11, 2009, Definition of a Business Under ASC 805

4 KPMG Business Combination Manual dated March 2013; Definition of a Business

U.S. Securities and Exchange Commission
November 5, 2014

Lastly, we considered the guidance in ASC 805-10-55-7 regarding factors that may make a development stage enterprise a business:

An integrated set of activities and assets in the development stage might not have outputs. If not, the acquirer should consider other factors to determine whether the set is a business. Those factors include, but are not limited to, whether the set:

a.   Has begun planned principal activities<

b.   Has employees, intellectual property, and other inputs and processes that could be applied to those inputs <

c.   Is pursuing a plan to produce outputs <

d.   Will be able to obtain access to customers that will purchase the outputs. Accordingly, we looked to the guidance in ASC 805-50 to account of an assets acquisition.

The information or documents we obtained from Takeda through the Termination Agreement did not lead us to believe that principal activities or a plan to pursue outputs had begun. During the period subsequent to the Termination Agreement, our commercialization activities were solely based upon our own efforts. We performed our own market research, hired employees, negotiated pricing and reimbursement with governmental agencies, contracted with distributors and specialty pharmacies and educated health care professionals. Our product action plans were developed by us and as noted above took us in excess of fifteen months from the close of the Termination Agreement to construct. We believe the lack of activities and processes, and the need to construct those activities and processes prior to commencing principal activities, supports our conclusion that we did not acquire a business. Accordingly, we have concluded that application of this guidance, even from the perspective of a development stage entity, supports our conclusion that we did not acquire a business. Therefore, we pursued our accounting treatment from the prospective that we completed an asset acquisition.

Pursuant to ASC 805-50-30-1 Assets are recognized based on their cost to the acquiring entity, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets' carrying amounts on the acquiring entity's books. For transactions involving nonmonetary consideration within the scope of Topic 845, an acquirer must first determine if any of the conditions in paragraph 845-10-30-3 apply. We concluded none of those conditions applied.

U.S. Securities and Exchange Commission
November 5, 2014

30-2 Asset acquisitions in which the consideration given is cash are measured by the amount of cash paid, which is the asset acquisition. However, if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on either the cost which shall be measured based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable. For transactions involving nonmonetary consideration within the scope of Topic 845, an acquirer must first determine if any of the conditions in paragraph 845-10-30-3 apply.

We retained an independent valuation firm to determine the fair value of the Revestive product rights we acquired from Takeda. Our valuation specialist used a relief from royalty method to value the Revestive product rights and we used replacement cost to determine the fair value of the acquired Revestive and PTH API inventory we acquired from Takeda based upon pricing from our vendors that supply us with the API for the U.S. market. In some instances we adjusted the fair value of the PTH inventory for certain short-dated batches. The fair value of the acquired Revestive product rights and Revestive and PTH API was approximately $45.7 million which compares to the agreed upon purchase price of $50.0 million as noted above.  We ultimately recorded the individual assets using a relative fair value method allocating the $54.49 million value of our common stock on the date of issuance upon the closure of the Termination Agreement. We did not assign value to the PTH product rights considering we regained the PTH product rights for no consideration given Takeda unilaterally terminated the PTH License Agreement because they deemed it not commercially viable. We considered Takeda's termination an indicator of value to a market participant. We understand that the following factors contributed to Takeda's termination and would have also influenced a market participant in deciding whether to acquire the Preotact product rights unresolved technical manufacturing issues,
  there was no date certain when those technical issues would be resolved,
  Preotact had been off the market for a number of months,
  Takeda had informed physicians of their inability to supply the market requesting that they switch to alternative therapies and to re-launch Preotact would take significant time and expense to re-educate physicians.

We placed value on the PTH API inventory as it had sufficient remaining shelf-life and would be available for a third-party to re-launch Preotact or alternatively for use in Natpara.

U.S. Securities and Exchange Commission
November 5, 2014

Contingent Consideration

Per the Termination Agreement, Takeda can also earn a $30.0 million milestone payment in the first calendar year that combined worldwide net sales of both products exceed $750 million. This milestone includes an early payment trigger upon a qualified change of control. We have the option of making this milestone payment in cash or NPS common stock. We determined that this contingent considerations was not probable on the date of acquisition. We will monitor this contingency and will account for it when/if the contingency is met and the consideration is tendered to Takeda. As of the date of this letter, we continue to believe this future event is not probable given the specified future sales level.

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The Company hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its courtesies. If the Staff needs any additional information or has any further questions, please do not hesitate to contact the undersigned at (908) 450-5303.

Very truly yours,

/s/ Luke Beshar
Luke Beshar
Chief Financial Officer

cc: Scott Wuenschell, Staff Accountant
      Mary Mast, Senior Staff Accountant